                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                         For the Month of September 2003
                             Material Change Report
                               September 18, 2003
                               September 23, 2003

                                  ------------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code:  604-431-9314
                                                           ----------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:                  Form 20-F         40-F  X
                                                              -----        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                                          Yes:          No:  X
                                                              -----        -----

                          MATERIAL CHANGE REPORT UNDER

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

             AND SIMILAR PROVISIONS OF OTHER APPLICABLE LEGISLATION


ITEM 1.   REPORTING ISSUER

          STATE THE FULL NAME AND ADDRESS OF THE PRINCIPAL OFFICE IN CANADA OF THE REPORTING ISSUER

          ID Biomedical Corporation (the "Company")
          1510 - 800 West Pender
          Vancouver, BC
          V6C 2V6

          Telephone:        (604)  431-9314
          Fax:              (604)  431-9378

ITEM 2.   DATE OF MATERIAL CHANGE

          September 18, 2003.

ITEM 3.   PRESS RELEASE

          STATE THE DATE AND PLACE OF ISSUANCE OF THE PRESS RELEASE ISSUED PURSUANT TO SECTION 85(1) OF THE ACT

          A press release was issued by the Company on September 18, 2003 at Vancouver, British Columbia.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          PROVIDE A BRIEF BUT ACCURATE SUMMARY OF THE NATURE AND SUBSTANCE OF THE MATERIAL CHANGE.

          The Company announced that preliminary data from the most recent influenza challenge study relating to its FluINsure(-TM-) vaccine showed significant reductions in clinical illness across all vaccine regimens tested when compared with placebo.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

          The Company announced that preliminary data from the most recent influenza challenge study relating to its FluINsure(-TM-) vaccine showed significant reductions in clinical illness across all vaccine regimens tested when compared with placebo. The trial compared subjects who had received placebo with subjects who had received the same one-and two-dose regimens studied previously, and also a two dose regimen in which the vaccine dose was halved. In a somewhat unexpected result, this latter reduced-dose regimen proved to be as effective as the higher two-dose regimen. Further, the one dose regiment was highly efficacious in protecting against fever, which will be a critical criterion of clinical influenza in any field efficacy studies. As a result, the Company will be studying this reduced-dose two-dose regimen, as well as the one dose regimen in a field study scheduled to begin in October 2003.

          As in the prior human "challenge" trial, volunteers were selected for low pre-existing antibody titers to the challenge virus (A/Panama/2007/99), then assigned in a randomized and blinded manner to receive placebo (N=24), a single intranasal dose of FluINsur(-TM-) of 30 ug (N=19), two intranasal doses of 30 ug (N=16), or a new regimen consisting of two intranasal doses of 15 ug (N=19). Approximately one month after the vaccine regimen was completed; volunteers were challenged intranasally with the same dose of A/Panama/2007/99 virus used in the prior study. Study doctors then monitored subjects for seven days for fever, upper respiratory symptoms, cough or abnormal physical signs in their chest exam, and systemic symptoms such as weakness, fatigue, muscle aches, and headache.

          The current results of the study are preliminary and reflect clinical data only. Laboratory confirmation of influenza infection is ongoing.

          Among vaccine-treated subjects, 18 of 19 one-dose recipients (94%), and 100% of two-dose recipients at both dose levels, were protected from fever. In comparison with placebo recipients, these results represent 75% efficacy in the prevention of febrile illness among one-dose recipients and 100% efficacy in two-dose recipients. The one- and two-dose treatment groups did not significantly differ from one another; but the comparison of all vaccine-treated subjects with placebo demonstrated a clear protective effect of FluINsure(-TM-) against febrile illness (91% overall efficacy against febrile illness, p = 0.009, Fisher's exact test). Prevention of fever is especially important because both the U.S. Food and Drug Administration (FDA) and Health Canada have recently recommended that, in field efficacy studies, the Company must use fever as a central component of its clinical definition of influenza illness. Thus, prevention of fever will equate to the prevention of influenza in any proposed pivotal studies.

          Systemic illness symptoms of any sort were noted in only 11% of one-dose FluINsure(-TM-) group and 9% of two-dose FluINsure(-TM-) recipients; versus 38% of placebo recipients. Once again, the three FluINsure(-TM-) treatment groups were not significantly different from each other; and demonstrated a pooled efficacy rate of 73% against systemic illness when compared with placebo (p = 0.008, Fisher's exact test).

          There were no lower respiratory symptoms or signs detected in any of the subjects in this study, a planned feature of the challenge model to protect subject safety. Efficacy against any upper respiratory symptoms was less than efficacy against fever and systemic illness symptoms. However, although some vaccinated subjects attained the relatively sensitive definition of upper respiratory illness (which required only one symptom or finding such as red throat, stuffy nose, etc.), secondary data indicated the intensity of upper respiratory symptoms was substantially reduced in the one and two dose vaccinated groups. For example, mean and median daily use of tissues in connection with nasal symptoms were reduced 3 to 4 fold in all FluINsure(-TM-) treatment groups relative to placebo (p = 0.043). Further, the Company noted in its previous challenge study that mild upper respiratory symptoms did not correlate with laboratory confirmed influenza infection.

          Analyses of all serum and mucosal antibody responses, as well as laboratory confirmed influenza infection and viral shedding data from this trial will be completed in November. Cumulative results to date from both challenge studies will be presented at the international conference: Options for Control of Influenza V, in Okinawa, Japan on October 10, 2003.

ITEM 6.   RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

          IF THE REPORT IS BEING FILED ON A CONFIDENTIAL BASIS IN RELIANCE ON
          SECTION 85(2) OF THE ACT, STATE THE REASONS FOR SUCH RELIANCE

          This report is NOT being filed on a confidential basis.

ITEM 7.   OMITTED INFORMATION

          There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.   SENIOR OFFICERS

          For further information please contact:

          Name:             Todd R. Patrick
          Title:            President/Chief Operating Officer
          Telephone:        (425) 482-2601

ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material changes referred to herein.

          DATED at Vancouver, British Columbia, this 26th day of September,
          2003.

                                         --------------------------------------
                                         Deborah Bowers,
                                         Corporate Secretary

                          MATERIAL CHANGE REPORT UNDER

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

             AND SIMILAR PROVISIONS OF OTHER APPLICABLE LEGISLATION


ITEM 1.   REPORTING ISSUER

          STATE THE FULL NAME AND ADDRESS OF THE PRINCIPAL OFFICE IN CANADA OF THE REPORTING ISSUER

          ID Biomedical Corporation (the "Company")
          1510 - 800 West Pender
          Vancouver, BC
          V6C 2V6

          Telephone:        (604)  431-9314
          Fax:              (604)  431-9378

ITEM 2.   DATE OF MATERIAL CHANGE

          September 23, 2003.

ITEM 3.   PRESS RELEASE

          STATE THE DATE AND PLACE OF ISSUANCE OF THE PRESS RELEASE ISSUED PURSUANT TO SECTION 85(1) OF THE ACT

          A press release was issued by the Company on September 23, 2003 at Vancouver, British Columbia.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          PROVIDE A BRIEF BUT ACCURATE SUMMARY OF THE NATURE AND SUBSTANCE OF THE MATERIAL CHANGE.

          The Company announced the filing of a preliminary prospectus relating to the proposed issuance of 5,000,000 common shares. In addition, the Company is proposing to grant the underwriters the option to purchase up to an additional 750,000 common shares for a period of 30 days after the closing date of the financing. The offering price will be determined through negotiation between the Company and the members of the underwriting syndicate.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          The Company announced the filing of a preliminary prospectus relating to the proposed issuance of 5,000,000 common shares. The prospectus was filed with the securities regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and an equivalent registration statement was subsequently filed with the United States Securities and Exchange Commission. The offering price of the common shares will be determined through negotiation between the Company and the members of the underwriting syndicate.

          In addition, the Company is proposing to grant the underwriters the option to purchase up to an additional 750,000 common shares for a period of 30 days after the closing date of the financing.

          The net proceeds of the offering will be used for the clinical and manufacturing development of the Company's FluINsure(-TM-) and SteptAvax(-TM-) vaccines, working capital and other general corporate purposes, including potential strategic acquisitions.

          The proposed offering is subject to the completion of a suitable underwriting agreement which is expected to include a number of usual conditions to closing.

ITEM 6.   RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

          IF THE REPORT IS BEING FILED ON A CONFIDENTIAL BASIS IN RELIANCE ON
          SECTION 85(2) OF THE ACT, STATE THE REASONS FOR SUCH RELIANCE

          This report is NOT being filed on a confidential basis.

ITEM 7.   OMITTED INFORMATION

          There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.   SENIOR OFFICERS

          For further information please contact:

          Name:             Todd R. Patrick
          Title:            President/Chief Operating Officer
          Telephone:        (425) 482-2601

ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material changes referred to herein.

          DATED at Vancouver, British Columbia, this 26th day of September,
          2003.

                                         --------------------------------------
                                         Deborah Bowers,
                                         Corporate Secretary

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By:  /s/ Anthony Holler
                                         ---------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: September 26, 2003